May 2, 2017	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

Via EDGAR System

Chad D. Eskildsen U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	CG Funds Trust (File Nos. 333-191807 and 811-22899)
Annual Report on Form N-CSR Fiscal Year Ended October 31, 2016
Filed January 6, 2017

Dear Mr. Eskildsen:

On behalf of our client, CG Core Balanced Fund, the sole series of CG Funds Trust (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report referenced above (the “Annual Report”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

1.    The Fund’s prospectus states: “Under normal circumstances, 25% or more of the Fund’s total assets consist of fixed income securities.”  However, it does not appear that the Fund has had 25% or more invested in fixed income securities for a significant period of time.  On a supplemental basis, please explain why this fact is not confusing and inconsistent with the Fund’s stated principal investment strategy.

Response:  The Fund will re-evaluate this policy and take appropriate action to address any necessary or desirable changes.  When the Fund launched, the Fund purchased fixed income securities and equity securities in line with its stated investment objective and investment strategies, including the allocation between fixed income securities and equity securities.  Subsequent to the launch, the Fund has not rebalanced the allocation between fixed income securities and equity securities.  Due to the slow pace in gathering Fund assets, the Fund’s investment adviser believes that the Fund has not been operating under normal circumstances with regard to the allocation between fixed income securities and equity securities.  However, in light of the continued slow pace of gathering assets, the Fund’s Board of Directors will reassess this policy and take action to address any necessary or desirable changes.

2.    In future filings, please ensure that the shareholder letter has a more robust discussion of the factors impacting the performance of the Fund, including a discussion of the negative factors.

Response:  In future filings, the Fund will revise the disclosure as requested.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Eskildsen
U.S. Securities and Exchange Commission
May 2, 2017

3.    In future filings, on the Balance Sheet, please be sure to reflect any payables to trustees, control companies and other affiliates as required under Article 6-04, Par. 12.(b) of Regulation S-X.

Response:  In future filings, the Fund will ensure that it reflects on the Balance Sheet any payables to trustees, control companies and other affiliates as required under Article 6-04, Par. 12.(b) of Regulation S-X.

4.    It appears that the “Expense waiver receivable” is too high.  Please confirm that the “Expense waiver receivable” is settled at least on a quarterly basis.

Response:  The Fund attempts to settle the “Expense waiver receivable” monthly, in conjunction with the recalculation and review of the monthly advisory fee and expense reimbursement.  Sometimes there is a delay in settling the net reimbursement between the Fund’s investment adviser and the Fund, but not a delay that would exceed a quarter.  The amount reported in the annual report is accurate.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer